UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Calendar of Corporate Events - 2010

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: Domingos Figueiredo de Abreu
e-mail: 4000.diretoria@bradesco.com.br
telephone number: (55 11) 3681-4011
fax: (55 11) 3684-4630

Investor Relations Contact	name: Jean Philippe Leroy
e-mail: 4823.jean@bradesco.com.br
telephone number: (55 11) 2178-6229
fax: (55 11) 2178-6215

Newspapers in which corporate acts are published	Diário Oficial do Estado de São Paulo
(DOESP) and Diário do Comércio (DC),
both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2009

Event	Date

Forwarding to BM&FBOVESPA (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin- American Market) and making available to Shareholders (Site).
01.28.2010 (Thursday)

Publication	02.10.2010 (Wednesday)

Standardized Financial Statements (DFP), related to the year ended on 12.31.2009

Event	Date

Forwarding to BM&FBOVESPA, CVM and making available to Shareholders (Site)	01.28.2010 (Thursday)

.2.

Cash Dividends in the allocation of results related to the year 2009

			Value in R$/Share		Payment

Profit	Event/	Amount in R$	Common	Preferred	Date
	Record Date		Share	Share

	Notices:
Monthly	12.23.2008

Dividends	Record Date:		0.012017500	0.013219250	2.2.2009
	1.2.2009

	Notices:
	1.23, 2.20, 3.20,
	4.24, 5.22, 6.19,				3.2, 4.1, 5.4,
	7.24, 8.21, 9.18,				6.1, 7.1, 8.3,
	10.21 and				9.1, 10.1,
(*) Monthly	11.20.2009		0.013219250	0.014541175	11.3 and

Dividends	Record Date:				12.1.2009
	2.2, 3.2, 4.1, 5.4,				and
	6.1, 7.1, 8.3, 9.1,				1.4.2010
	10.1, 11.3 and
	12.1.2009

	Special Meeting of
Intermediary	the Board of
Dividends 1st	Directors	501,000,000.00	0.155520588	0.171072647	7.20.2009
half/2009	7.3.2009

Complementary	Special Meeting of
Interest on Own	the Board of
Capital of the	Directors	1,632,000,000.00	0.499755537	0.549731091	3.9.2010
year 2009	12.4.2009

Obs.:
(*)  Dividends increased by 10% on 1.20.2009 to the amount from R$0.012017500 to R$0.013219250 per the common shares and from R$0.013219250 to R$0.014541175 per the preferred shares, as from Interest referring to February/2009.

Annual Information (IAN), related to the year ended on 12.31.2009

Event	Date

Forwarding to BM&FBOVESPA, CVM and making available to Shareholders (Site)	4.9.2010 (Friday)

Form 20-F related to the year ended on 12.31.2009

Event	Date

Forwarding to BM&FBOVESPA, CVM,
SEC, NYSE, LATIBEX and making	6.30.2010 (Wednesday)
available to Shareholders (Site)

Financial Statements and Consolidated Financial Statements related to the term ended on 6.30.2010

Event	Date

Forwarding to BM&FBOVESPA, CVM	8.2.2010 (Monday)
and making available to Shareholders (Site)

Publication	8.11.2010 (Wednesday)

.3.

Quarterly Report (ITR)

Event	Date

Forwarding to BM&FBOVESPA, CVM
and making available to Shareholders (Site)
Relating to 1st quarter/2010	5.3.2010 (Monday)

Relating to 2nd quarter/2010	8.2.2010 (Monday)

Relating to 3rd quarter/2010	11.3.2010 (Wednesday)

Quarterly Consolidated Financial Statements in English

Event	Date

Forwarding to SEC, NYSE, LATIBEX and
making available to Shareholders (Site)
Relating to 1st quarter/2010	5.3.2010 (Monday)

Relating to 2nd quarter/2010	8.2.2010 (Monday)

Relating to 3rd quarter/2010	11.3.2010 (Wednesday)

Silence Period prior to the Disclosure of Results

Disclosure of Results	Date

Annual/2009	1.13.2010 to 1.27.2010

Relating to 1st quarter/2010	4.17.2010 to 5.2.2010

Relating to 2nd quarter /2010	7.18.2010 to 8.1.2010

Relating to 3rd quarter/2010	10.19.2010 to 11.2.2010

Disclosure of Results

Event	Date

Annual/2009	1.28.2010 (Thursday)

Relating to 1st quarter/2010	5.3.2010 (Monday)

Relating to 2nd quarter /2010	8.2.2010 (Monday)

Relating to 3rd quarter/2010	11.3.2010 (Wednesday)

Public Meeting with Analysts and Investors

Event	Date

Public Meeting with Analysts and Investors, open to other interested parties	2.18.2010 (Thursday) – São Paulo, SP - (INI)

3.9.2010 (Tuesday) – Ribeirão Preto, SP - (APIMEC/INI)

3.11.2010 (Thursday) – Santos, SP -
(APIMEC/INI)

3.16.2010 (Tuesday) – Campinas, SP -
(APIMEC/INI)

3.18.2010 (Thursday) – Juiz de Fora, MG -
(APIMEC/INI)

.4.

4.6.2010 (Tuesday) – Uberlândia, MG - (APIMEC/INI)

4.8.2010 (Thursday) – Goiânia, GO - (APIMEC/INI)

4.13.2010 (Tuesday) – Florianópolis, SC - (APIMEC)

9.9.2010 (Thursday) – Fortaleza, CE - (APIMEC)

9.15.2010 (Wednesday) – Belo Horizonte, MG - (APIMEC)

9.16.2010 (Thursday) – Brasília, DF - (APIMEC)

9.22.2010 (Wednesday) – Rio de Janeiro, RJ - (APIMEC)

9.23.2010 (Thursday) – Porto Alegre, RS - (APIMEC)

9.28.2010 (Tuesday) – São Paulo, SP - (APIMEC)

12.1.2010 (Wednesday) – Curitiba, PR - (APIMEC/INI)

12.7.2010 (Tuesday) – Vitória, ES - (APIMEC/INI)

12.8.2010 (Wednesday) – Salvador, BA - (APIMEC/INI)

12.9.2010 (Thursday) – Recife, PE - (APIMEC/INI)

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established

Event	Date

Sending of the Notice referred to in Article
133 of Corporate Law to
BM&FBOVESPA, CVM, SEC, NYSE and	1.28.2010 (Thursday)
LATIBEX

Publication of the Notice referred to in	February 2nd , 3rd and 4th , 2010 (Tuesday,
Article 133 of Corporate Law	Wednesday and Thursday)

Sending of Board of Director’s proposals
for the Special and Annual Shareholders’
Meetings to BM&FBOVESPA, CVM,	2.9.2010 (Tuesday)
SEC, NYSE and LATIBEX

Sending of Public Call Notices to
BM&FBOVESPA, CVM, SEC, NYSE and	2.9.2010 (Tuesday)
LATIBEX

.5.

February 10th , 11th and 12th , 2010
Publication of Call Notices	(Wednesday, Thursday and Friday)

Date of the Special and Annual	3.10.2010 (Wednesday)
Shareholders’ Meetings to be held

Sending of the main resolutions of the
Special and Annual Shareholders’ Meetings
to BM&FBOVESPA, CVM, SEC, NYSE	3.10.2010 (Wednesday)
and LATIBEX

Sending of the Minutes of the Special and
Annual Shareholders’ Meeting to	until 3.19.2010 (Friday)
BM&FBOVESPA and CVM

Board of Directors/Board of Executive Officers’ Meetings already Established

Event	Date

Board of Executive Officers’ Meeting
proposing to the Board of Directors the
payment of Dividends or Intermediary Interest	6.14.2010 (Monday)
on Own Capital - forwarding of information
to BM&FBOVESPA, CVM, SEC, NYSE and
LATIBEX

Sending of the Minutes of the Board of
Executive Officers’ Meeting to	until 6.24.2010 (Thursday)
BM&FBOVESPA and CVM

Board of Directors’ Meeting appreciating the
Board of Executive Officers’ proposal for the
payment of Dividends or Intermediary Interest	6.28.2010 (Monday)
on Own Capital - forwarding of information
to BM&FBOVESPA, CVM, SEC, NYSE and
LATIBEX

Sending of the Minutes of the Board of
Directors’ Meeting to BM&FBOVESPA and	until 7.8.2010 (Thursday)
CVM

Board of Executive Officers’ Meeting
proposing to the Board of Directors the
payment of Dividends or Complementary	11.22.2010 (Monday)
Interest on Own Capital - forwarding of
information to BM&FBOVESPA, CVM, SEC,
NYSE and LATIBEX

Sending of the Minutes of the Board of
Executive Officers’ Meeting to	until 12.2.2010 (Thursday)
BM&FBOVESPA and CVM

Board of Directors’ Meeting appreciating the
Board of Executive Officers’ proposal for the
payment of Dividends or Complementary	12.6.2010 (Monday)
Interest on Own Capital - forwarding of
information to BM&FBOVESPA, CVM, SEC,
NYSE and LATIBEX

.6.

Sending of the Minutes of the Board of
Directors’ Meeting to BM&FBOVESPA and	until 12.16.2010 (Thursday)
CVM

Notices to the Market in compliance with the System for Monthly Payment to Shareholders

Notice Date	Record Date of	Reference Month	Payment Date
Right

December 21st /2009	January 4th /2010	January/2010	February 1st /2010

January 18th	February 1st	February	March 1st

February 15th	March 1st	March	April 1st

March 15th	April 1st	April	May 3rd

April 19th	May 3rd	May	June 1st

May 17th	June 1st	June	July 1st

June 21st	July 1st	July	August 2nd

July 19th	August 2nd	August	September 1st

August 16th	September 1st	September	October 1st

September 20th	October 1st	October	November 1st

October 18th	November 1st	November	December 1st

November 16th	December 1st	December	January 3th , 2011

Type of Share		Per Share

Common Share		R$0.013219250

Preferred Share		R$0.014541175

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer
December 9th, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.